OFFERING CIRCULAR SUPPLEMENT NO. 1 DATED OCTOBER 19, 2021

(To the offering circular dated February 22, 2019)

Filed pursuant to Rule 253(g)(2)

File No. 024-11421

THE GRAYSTONE COMPANY, INC.
(Exact name of registrant as specified in its charter)

COLORADO	86-2416093
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

401 E. Las Olas Blvd #130-321	Fort Lauderdale, FL 33301
(Address of principal executive offices)	(City, State, ZIP Code)

(954) 271-2704

(Registrant’s telephone number, including area code)

This document (the “Supplement”) supplements, and should be read in conjunction with, the offering circular of The Graystone Company, Inc. (the “Company,” “Vortex”, “we,” “us,” or “our”) dated April 21, 2021 and qualified May 7, 2021 (“Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this Supplement is primarily to disclose the following changes:

1.	Change in the fixed price of our offering from $0.03 to $0.036 for 20,000,000 the remaining duration of the offering, and
2.	Change in the fixed price of our offering from $0.03 to $0.024 for 20,000,000 the remaining duration of the offering.

The average offering price remains at $0.03

The following sections of the offering circular are revised:

PART II

1.	COVER PAGE: The section and the table have been amended to reflect the change to the fixed price and to increase the minimum share purchase - no other changes to section.

The Graystone Company, Inc., a Colorado corporation (the “Company,” “we,” “us,” or “our,”) is offering a maximum of up to 200,000,000 shares of our Class A Common Stock, par value $0.0001 per share (referred to herein as the “Shares” or the “Class A Common Stock”) in a “Tier 2” offering under Regulation A (the “Offering”). The minimum investment amount per investor in this offering is one (1) share of Class A Common Stock.

This Offering is being conducted on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be sold in this Offering. Offers and sales of the Shares will be made by our management, and specifically by our Chief Executive Officer, Anastasia Shishova, who will not receive any commissions or other remunerations for her efforts. We reserve the right to engage the services of a registered broker-dealer who will offer, sell and process the subscriptions for the Shares, although we do not presently expect to engage such selling agent. If any broker-dealer or other agent/person is engaged to sell our Shares, we will file a post-qualification amendment to the offering statement of which this Offering Circular forms a part disclosing the names and compensation arrangements prior to any sales by such persons. See “Plan of Distribution” on page 23 in this Offering Circular.

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All of the Shares being offered for sale by the Company in this Offering will be sold at a fixed price of $0.03 per share for the duration of the Offering. There is no minimum amount we are required to raise from the Shares being offered hereby. There is no guarantee that we will sell any of the Shares being offered in this Offering. Additionally, there is no guarantee that this Offering will successfully raise enough funds to implement our Company’s business plan or to pay for the expenses of this Offering. Our Class A Common Stock is quoted on the OTC Pink Current Tier of OTC Markets under the symbol, “GYST.” On October 18, 2021, the last reported sale price of our Class A Common Stock was $0.03 per share.

The approximate date of the commencement of the sales of the Shares in this Offering will be within two calendar days from the date on which the Offering is qualified by the Securities and Exchange Commission (the “SEC” or the “Commission”) and on a continuous basis thereafter until the maximum number of Shares offered hereby are sold. All funds received in this Offering will not be placed in escrow and will be immediately available to us. All offering expenses will be borne by us and will be paid out of the proceeds of this Offering.

This Offering will terminate at the earlier of (i) the date at which the maximum offering amount has been sold; (ii) the date that is twelve (12) months from the date that the SEC deems this offering statement qualified, unless extended by our Company for an additional ninety (90) days, or (iii) the date the Offering is earlier terminated by the Company, in its sole discretion. At least every 12 months after this Offering has been qualified by the SEC, if the Offering is still ongoing at such time, the Company will file a post-qualification amendment to include the Company’s recent financial statements. The Company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to the Company. No sales of Shares will be made prior to the qualification of the Offering statement by the SEC.

Investing in our securities involves a high degree of risk, including the risk that you could lose all of your investment. Please read the section entitled “Risk Factors” beginning on page 8 of this Offering Circular about the risks you should consider before investing.

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Number of Class A Common Stock	PRICE TO	SELLING AGENT	PROCEEDS TO
Shares	PUBLIC	COMMISSIONS	THE COMPANY (1)
20,000,000	$0.036	0.00	$0.036
160,000,000	0.03	0.00	0.03
20,000,000	0.024	0.00	0.024
Maximum Offering 200,000,000	$6,000,000	0.00	$6,000,000

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(1)

Before the payment of our expenses in this Offering which we estimate will be approximately $47,500. See “Use of Proceeds” appearing on page 24 of this Offering Circular. All expenses of the offering will be paid for by us using the proceeds of this Offering.

If all the Shares are not sold in the Company’s Offering, there is the possibility that the amount raised may be minimal and might not even cover the costs of the Offering, which the Company estimates at $47,500. The proceeds from the sale of the securities will be placed directly into the Company’s account; any investor who purchases Shares will have no assurance that any monies, beside their own, will be subscribed to in the Offering. All proceeds from the sale of the securities are non-refundable, except as may be required by applicable laws. All expenses incurred in this Offering are being paid for by the Company from the proceeds of the Offering.

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THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, OR THE COMMISSION, DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

This Offering Circular is following the offering circular format described in Part II of Form 1-A

The date of this Offering Circular is April 21, 2021

2.	OFFERING CIRCULAR SUMMARY: The Offering – The table under The Offering has been changed as follows:

Securities being offered by the Company	200,000,000 shares of Class A Common Stock, at a fixed price of $0.03 offered by us directly. this Offering Circular.

Securities being offered by the Selling Stockholders	None.

Offering price per share	$0.03.

Number of shares of Class A Common Stock outstanding before the offering	153,541,521 shares of Class A Common Stock are currently issued and outstanding.

Number of shares of Class A Common Stock outstanding after the offering	353,541,521 shares of Class A Common Stock will be issued and outstanding if we sell all of the shares we are offering herein.

Number of other classes of stock outstanding before the offering	The following shares are currently issued and outstanding: 51,000,000 shares Class B Common Stock 617 shares of Series B Preferred Stock

Number of other classes of stock outstanding after the offering of common stock	The following shares are currently issued and outstanding: 51,000,000 shares Class B Common Stock 617 shares of Series B Preferred Stock

The minimum number of shares to be sold in this offering	None.

Market for the shares of Class A Common Stock

Our Class A Common Stock is quoted on the OTC Pink Current Tier of OTC Markets under the symbol, “GYST.” On April 20, 2021, the last reported sale price of our Class A Common Stock was $0.025 per share.

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Use of Proceeds

We intend to use the proceeds of this Offering to pay all of the expenses of the Offering, and to use the remaining proceeds (i) to fund our Bitcoin Mining operations; and (ii) to fund the development and marketing of our line of holistic health products. We will also use a portion of the proceeds from this offering for general operating capital. We reserve the right to change the foregoing use of proceeds if management believes it is in the best interests of the Company.

Termination of the Offering

This Offering will terminate at the earlier of (i) the date at which the maximum offering amount has been sold; (ii) the date that is twelve (12) months from the date that the SEC deems this offering statement qualified, unless extended by our Company for an additional ninety (90) days, or (iii) the date the Offering is earlier terminated by the Company, in its sole discretion. At least every 12 months after this Offering has been qualified by the SEC, if the Offering is still ongoing at such time, the Company will file a post-qualification amendment to include the Company’s recent financial statements. The Company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to the Company. No sales of Shares will be made prior to the qualification of the Offering statement by the SEC.

Subscriptions:	All subscriptions once accepted by us are irrevocable.

Risk Factors:	See “Risk Factors” and the other information in this Offering Circular for a discussion of the factors you should consider before deciding to invest in shares of our Class A Common Stock.

4.	DILUTION –no changes to this section since the average offer price is still $0.03.

5.	PLAN OF DISTRIBUTION – no changes to this section since the average offer price is still $0.03.

6.	USE OF PROCEEDS TO COMPANY: no changes to this section since the average offer price is still $0.03.

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